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February 15, 2008		Writer’s Direct Contact 858.720.5141 SStanton@mofo.com

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay E. Ingram, Attorney Advisor

Re:	Cogent, Inc.

Form 10-K/A

Filed April 27, 2007

File No. 000-50947

Ladies and Gentlemen:

We are writing on behalf of our client, Cogent, Inc., a Delaware corporation (the “Company”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated November 29, 2007 (the “Staff Letter”).

The paragraphs below numbered 1 to 3 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

1.	We reissue comment 4 of our letter dated August 21, 2007. Please identify the companies against which you benchmark compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

If, in the future, the Company engages in benchmarking of total compensation, it will identify the companies against which it benchmarked compensation.

2.	Refer to comment 5 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company’s targets and performance objectives. The criteria for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made in the second full paragraph on page 5 of your response.

Securities and Exchange Commission

February 15, 2008

Page Two

In future filings the Company will provide quantitative disclosure of the targets and performance objectives relating to compensation paid to executives for its most recently completed fiscal year.

However, the Company does not believe that disclosure of its 2007 performance objectives, which were approved in February 2007, was required in the Form 10-K/A. The Company notes that Instruction 2 to Item 402(b) of Regulation S-K provides that the compensation discussion and analysis need cover actions regarding executive compensation that were taken after the last fiscal year’s end where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” The performance objectives approved in February 2007 related solely to compensation that could be earned by executives in fiscal year 2007 and had no bearing on the compensation earned by executives for fiscal year 2006. Based on the facts and circumstances, the Company does not believe that approving the fiscal year 2007 performance objectives constituted an action with respect to executive compensation taken after the end of the Company’s 2006 fiscal year that could affect a fair understanding of the named executive officers’ compensation for the 2006 fiscal year. Further, the Company does not believe that quantitative disclosure in the Form 10-K/A of the 2007 performance objectives is material to an understanding of the Company’s compensation program for the 2006 fiscal year. As a result, disclosure of the 2007 performance objectives was not required in the Form 10-K/A. Rather, in accordance with the previous paragraph, the Company will disclose its 2007 performance objectives in 2008.

With respect to future periods, the Company does not anticipate disclosing decisions made with respect to compensation for the then current fiscal year, unless it determines that such decisions could affect a fair understanding of compensation for the last fiscal year, or that such decisions are otherwise material to an understanding of the compensation program for the prior fiscal year.

3.	We reissue comment 11 of our letter dated August 21, 2007. Please provide the full disclosure required by Item 404(b) of Regulation S-K.

The Company believes that its disclosure in the Form 10-K/A describes all of the elements of its policy relating to the review, approval or ratification of transactions with related persons. If this policy is amended in the future to impose a standard of review for transactions with related persons, the Company will disclose such standard of review in future filings.

*    *    *

Securities and Exchange Commission

February 15, 2008

Page Three

Please direct any further comments or questions to me at (858) 720-5141.

Sincerely,

/s/ Scott M. Stanton
Scott M. Stanton

cc:	Paul Kim (Cogent, Inc.)